

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2011

Mr. Joshua W. Sapan
President and Chief Executive Officer
AMC Networks Inc.
11 Penn Plaza
New York, NY 10001

      **Re:    AMC Networks Inc.**
              **Amendment #6 to Form 10-12B**
              **Filed June 10, 2011**
              **File No. 001-35106**

Dear Mr. Sapan:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Larry Spirgel

                                    Larry Spirgel
                                    Assistant Director

cc:    Via facsimile to (212) 558-3588
       Trevor Ogle, Esq.
       Sullivan & Cromwell LLP